CARL N. DUNCAN, ESQ., LLC
ATTORNEY AT LAW
cduncan@cnduncanlaw.com

5718 Tanglewood Drive	(301) 263-0200
Bethesda, Maryland 20817	Fax (301) 576-5193

March 5, 2010

VIA MESSENGER AND EDGAR FILING AS CORRESPONDENCE

David Burton, Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington, D.C. 20549

Re:           Reliability Incorporated (“REAL”); File No. 0-07902 REAL Form 8-K/A Filed February 19, 2010 Relating to Item 4.01

Dear Mr. Burton:

This letter is in response to the comments of the Division of Corporation Finance staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing of Reliability Incorporated (“REAL” or the “Company”) as set forth in your comment letter dated February 22, 2010 (the “Comment Letter”).  The Company hereby responds to each of the Staff’s outstanding Comments.

For the convenience of the Staff, we have reproduced the Staff’s comments from the Comment Letter in Italics.  The responses to those Comments immediately follow the reproduced Staff comments.  The Form 8-K/A referred to herein is being filed concurrently on EDGAR.  By way of background (and as reflected in the prior auditor’s letter dated December 30, 2009 and February 19, 2010 and appended to REAL’s respective Form 8-K/A), there were no further disagreements with Schumacher on accounting principle or practice, financial statement disclosure, auditing scope or procedure.

Form 8-K/A dated December 30, 2009

Item 4-01.  Changes in Registrant’s Certifying Accountant

1.
We note the additional language provided in the third paragraph in response to prior comment 1.  However, such information does not address the disclosure requirements of Item 304(a)(1)(iv) of Regulation S-K for statements (B) and (C).  Specifically, state whether your board of directors discussed the subject matter of the disagreements with the former accountant: and state whether you authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the subject matter of the disagreement and if not, describe the nature of any limitation thereon and the reason therefore.  Please amend your report to include these disclosures.

David Burton United States Securities and Exchange Commission Division of Corporation Finance Page 2	March 5, 2010

Response to Comment 1: The requested revisions have been incorporated into the REAL Form 8-K/A being filed concurrently.

2.
Please refer to prior comment 2.  Although you state the existence and nature of the disagreement, there was no statement made as to the effect on the financial statements if the method had been followed which the former accountant apparently would have concluded was required.  Please refer to Item 304(b) of Regulation S-K and amend your report to include this disclosure.

Response to Comment 2:  The requested revisions have been incorporated into the REAL Form 8-K/A being filed concurrently.

3.
To the extent that you amend the Form 8-K to comply with our comments, pleaser obtain and file an Exhibit 16 letter from the former accountant stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

Response to Comment 3:   The updated Accountant’s Letter is appended to this Form 8-K/A as Exhibit 16.1.

We appreciate your consideration of this matter and trust the Staff has no further comments, believing as we do that this response and the associated Form 8-K/A are fully responsive to the issues posed.  We, of course, stand ready to respond to any further questions you may have and/or if you require additional information.

Sincerely, /s/ Carl N. Duncan Carl N. Duncan

cc:           Jay Gottlieb
Gregg Schneider
Michael C. Pearce
Dave Sherwood
Mick Schumacher/Lois Huston